INVEST IN **FYR**

Creator-owned live fire cooking brand, born from a deep passion for food and flavor

fyr.com Austin, TX

Featured Investors



Anthony Harb

Syndicate Lead

Follow

I invested in FYR because it is a brand that has a proven founding team with a deep and diverse product pipeline. Additionally, the founding team, including 18 of the most prominent live-fire cooking influencers, are truly leaders within their respective fields of influence.

The distribution and launch plans are well thought-out and the founding team has a track record of successfully launching products at scale. With the operational experience of the founding team alongside the marketing power from the 18 influencer co-founders, I believe FYR has the foundation for success... not to mention the premium product lines.

The live-fire cooking influencers have played a key role in product development which has led to some extremely innovative and high-quality products thus far. I'm excited for the upcoming product launches and believe the team will deliver something truly unique to this space. I'm honored to be a part of the live-fire cooking revolution and I believe this is a brand that can live up to their vision "...igniting one's passion for live-fire cooking and keep their fire stoked."

Invested $175,000 this round

invested $135,000 this round

Highlights

1. Pete and Heather's spiceology.com has been Inc. Magazine's top growing spice firm for 5 years.

2. Strong pre-order results with minimal marketing effort on our initial launch.

Our Team

Derek Wolf Founder

10 years experience. Derek is a fire cooking expert/influencer having amassed a following of over 9M+ followers with his brand @OverTheFireCooking. He is also a trendsetter with 2 highly reviewed cookbooks & 22 best selling rubs with Spiceology.

Pete Taylor Founder

12 years experience. Pete is a serial entrepreneur and experienced C-Suite Executive. Pete is also the founder of spiceology.com, which has been the fastest growing spice company for the last 5 years in a row.



Colin Barker Chief Operating Officer

7 years experience. Colin is an entrepreneur with a rich history of industry experience in professional BBQ, CPG, and influencer marketing.

Heather Scholten Chief Marketing Officer

Steven Raichlen Advisor

30 years experience, 32 books, 5 James Beard Awards 3 IACP Julia Child Awards and TV show host. Steven is one of the Worlds most well known names in live-fire cooking.

Jason Stutes Advisor

bbq guys

Joseph Pruitt Advisor



Max Greb Founding Member

11 years experience, Max (@maxthemeatguy) is inspired by learning the science behind cooking. Max is one of the largest cooking influencers in the world with over 11 Million followers between all platforms.



Chuck Matto Founding Member

7 years experience, Chuck is a barbecue master that took his passion for food and feeding people he loves and turned into something that he can share with his fans, followers, and fellow food lovers. Check Chuck out on Season 4 of Food Networks BBQ Brawl.



Al Frugoni Founding Member

34 years experience, Al has created a cooking style that allows his millions of followers to think outside the box when it comes to open fire grilling. his goal is to inform, inspire, and offer enthusiasts a different angle on this ancient art form.



Jason Ortynski Founding Member



Brad Prose Founding Member



Tony Ramirez Founding Member

10+ yrs experience in backyard BBQ w/ a following of over 2M w/ his brand@TFTI.BBQ He is a Co-Founder of Embers TV, a streaming service dedicated to the world of Outdoor Cooking. Was named Ambassador of the year in 2021 for Char-Griller Grills.



Miguel Raya Founding Member

5 years of experience, Miguel creates mouth watering recipes in his backyard that he shares with his nearly 4 million followers. It all started on a $34 smoker from Walmart with no experience, now he's one of the biggest bbq creators around.



Tim Van Doren Founding Member



Allie D'Andrea Founding Member



Matt Horn Founding Member



Girls Can Grill Founding Member

Founder of Girls Can Grill where she reaches millions monthly. Champion pitmaster. 2023 Nevada BBQ Team of the Year. Appeared on Food Network's BBQ Brawl. Founder of the BBQ Tips Podcast.



Dan Phelps Founding Member



Jeremy Whitelaw Founding Member



Brian Gerwig Founding Member

5 years experience, Brian Gerwig, is known for creating some of the most mouth watering recipes on social media. A dad who loves cooking for his family and prepping the best game-day recipes around for his hundreds of thousands of followers.



Misty Banchero Founding Member



Karissa Barker Founding Member

Pitch


WHO WE ARE


OUR STORY




DEREK WOLF
FOUNDER

OUR TEAM



MAX GREB
@MAXTHEMEATGUY
TOTAL FOLLOWERS: 11.4M



CHUCK MATTO
@CHUCKSFLAVORTRAIN
TOTAL FOLLOWERS: 2.6M



AL FRUGONI
@ALFRUGONI
TOTAL FOLLOWERS: 2.1M









JASON ORTYNSKI
@JORTSKITCHEN
TOTAL FOLLOWERS: 1.8M



BRAD PROSE
@CHILESANDSMOKE
TOTAL FOLLOWERS: 250K



TONY RAMIREZ
@TFTI.BBQ
TOTAL FOLLOWERS: 1.7M



MIGUEL RAYA
@COOKING_WITH_FIRE__
TOTAL FOLLOWERS: 3.6M



TIM VAN DOREN
@BAMAGRILLMASTER
TOTAL FOLLOWERS: 2.2M



MAX DUMONT
@GRILLHUNTERS
TOTAL FOLLOWERS: 5.2M



ALLIE D'ANDREA
@OUTDOORS_ALLIE
TOTAL FOLLOWERS: 464K



MATT HORN
@MATTHORNX
JAMES BEARD FINALIST



CHRISTIE VANOVER
@GIRLSCANGRILL
TOTAL FOLLOWERS: 210K



DAN PHELPS
@LEARNINGTOSMOKE
TOTAL FOLLOWERS: 110K



JEREMY WHITELAW
@THEKITCHENWHITELAW
TOTAL FOLLOWERS: 565K



BRIAN GERWIG
@GB_QUE
TOTAL FOLLOWERS: 210K



MISTY BANCHERO
@SEATTLEBUTCHERSWIFE
TOTAL FOLLOWERS: 80K



KARISSA BARKER
@KARISSAATHOME
TOTAL FOLLOWERS: 950K



COLIN BARKER
@BARKERBBQ
TOTAL FOLLOWERS: 70K

OUR VISION


CHANGING THE GRILLING GAME
FYR

OUR MISSION

WHAT WE DO

Fyrstarter Inc. is a live-fire cooking brand and will sell outdoor grilling products including BBQ grills & accessories, fuel , and provisions. All sales will be online via their Shopify store. Pre-orders of a three-pack of grilling sauces were launched in July 2023 on fyr.com.

PRODUCT ROADMAP


FYR
RED
FYR
BLK
FYR
GLD




FYR


FYR BBQ SAUCE
JAN '24
FYR TALLOW
APR '24
FYR STEAK SAUCE
Q4 '24
JULY '23
FYR HOT SAUCE
FEB '24
FYR APPAREL
JUN '24
FYR GRILL
FYR
HNY
FYR
LQD
STEAK

PROVISIONS


FYR
GLD


FYR


FYR
PROVISIONS
RED
HOT SAUCE





SLATHER IT ON

WINGS
RIBS
PULLED PORK
BRISKET
BURGERS
GRILLED FISH

SWEET WITH THE PERFECT HEAT



THIS SAUCE IS FYR
FYR
PROVISIONS
HNY
FYR
BBQ SAUCE
CLOVER HONEY
CAJUN SPICES
CAYENNE PEPPERS

GRILL



FYR






YETI
FYR

GEAR


FYR

FUEL


LIVE FIRE FUEL
MESQUITE
WOOD CHUNKS
HARDWOOD
LUMP CHARCOAL
CHARCOAL
BRIQUETTES

WHY INVEST

UNFAIR ADVANTAGE


combined reach of over
40,000,000 followers

REACH


1B+
ESTIMATED COMBINED
MONTHLY IMPRESSIONS

INDUSTRY EXPERTS


325 YEARS
PROFESSIONAL
GRILLING EXPERIENCE

NOT OUR FIRST RODEO


CHERRY
CHIPOTLE ALE
RUB
HONEY
MUSTARD IPA
RUB
HICKORY
PEACH PORTER
RUB
SPICEOLOGY

Inc. 5000 AMERICA'S FASTEST GROWING PRIVATE COMPANIES

SPICEOLOGY

MAKES THE LIST
5 YEARS IN A ROW

PROVEN STRATEGY

MARKETING STRATEGY & LEVERS


ORGANIC & PAID
TRADESHOWS
NANO INFLUENCER
PR
WHITELISTING
FYR FEAST
LIVE EVENT

CHANNEL STRATEGY


amazon
DIRECT WHOLESALE
Q1 '24
MARKETPLACES
Q3 '24
Q2 '23
DTC
Q2 '24
AMAZON
FUTURE
DISTRIBUTION

MARKET OPPORTUNITY




$1B FUEL
$13B BBQ & ACCESSORIES
B SPECIALTY GOURMET

SERVICEABLE ADDRESSABLE MARKET

$30B

SERVICEABLE OBTAINABLE MARKET

$9B

TOTAL ADDRESSABLE MARKET

$84B

CREATOR LEAD BRANDS

PRIME


PRIME

LOGAN PAUL

PRIME HYDRATION SELLS ONE BILLIONTH BOTTLE AND $1.2B IN ANNUAL SALES FOR 2023.

MR BEAST FEASTABLES



MR BEAST

YOUTUBE STAR TAKES ON HERSHEY'S WITH FEASTABLES CHOCOLATE BRAND.

Chamberlain Coffee



EMMA CHAMBERLAIN

YOUTUBE PHENOMENON EMMA CHAMBERLAIN RAISED $7M FOR COFFEEE BRAND.

FYR

TIME TO IGNITE

INVEST IN FYR TODAY